Lindsay Corporation

2222 N. 111th Street

Omaha, NE 68164

January 29, 2013

Via EDGAR Correspondence

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lindsay Corporation

Form 10-K for the fiscal year ended August 31, 2012

Filed October 26, 2012

File No. 001-13419

Dear Mr. James:

We are writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 16, 2013 (the “Comment Letter”), with respect to the Annual Report on Form 10-K for the fiscal year ended August 31, 2012 filed by Lindsay Corporation (the “Company”) on October 26, 2012. Our responses to the Staff’s comments set forth in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff’s comment.

Form 10-K for Fiscal Year Ended August 31, 2012

Item 8. Financial Statements and Supplementary Data

Note A. Description of Business and Significant Accounting Policies

(4) Revenue Recognition, page 33

Comment No. 1:	We note your revenue recognition policy for leases of infrastructure property on page 19. Please tell us why you did not include this policy in the notes to your financial statements.

Mr. Martin James

Securities and Exchange Commission

January 29, 2013

Response No. 1:	Our critical accounting policy on revenue recognition on page 19 is designed to supplement the accounting policy in the notes to the consolidated financial statements and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. As such, we have added certain additional information regarding lease revenue which was not material to the consolidated financial statements. We supplementally advise the Staff that our lease revenues of infrastructure property were $6.9 million, or 1.3% of operating revenues, for the year ended August 31, 2012. In future filings as it relates to different revenue streams like lease activity, we will ensure consistency is maintained between the critical accounting policy and the revenue recognition policy included in the notes to the consolidated financial statements.

(5) Receivables and Allowances, page 33

Comment No. 2:	We note that you maintain an allowance for doubtful accounts that is based on the appropriate amount. Please tell us how you considered FASB ASC 310-10-35-8 in determining the losses from uncollectible accounts receivable.

Response No. 2:	FASB ASC 310-10-35-8 requires recognition of a loss when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated. In estimating probable losses, we review specific accounts that are significant and past due, in bankruptcy or otherwise identified at risk for potential credit loss. Collectability of these specific accounts are assessed based on facts and circumstances of that customer, and an allowance for credit losses is established based on the probability of repayment. The allowance for credit losses attributable to the remaining accounts is established using probabilities of default and an estimate of associated losses based upon the aging of receivable balances, collection experience, economic conditions and credit risk quality. The evaluation of the adequacy of the allowance for credit losses is based on facts and circumstances available to the Company at the date of the consolidated financial statements and considers any significant changes in circumstances occurring through the date that the financial statements are issued.

Mr. Martin James

Securities and Exchange Commission

January 29, 2013

(7) Cash and Cash Equivalents, page 33

Comment No. 3:	We note that your cash equivalents have original maturities of three months or less. Please tell us whether your cash equivalents are also highly liquid investments and meet the definition of cash equivalents in FASB ASC 305-10-20.

Response No. 3:	All of our cash equivalents are considered highly-liquid investments and meet the definition of cash equivalents in FASB ASC 305-10-20. As of August 31, 2012 and 2011, our cash equivalents included highly-liquid investments entirely held in money market funds of $97.0 million and $77.9 million, respectively. We supplementally advise the Staff that the remaining balances in our cash and cash equivalents line item meet the definition of cash in FASB ASC 305-10-20. In future filings, we will change our disclosure as follows:

“Cash equivalents consist of highly-liquid investments with original maturities of three months or less.”

Note D. Income Taxes, page 38

Comment No. 4:	We note from the disclosure in the first paragraph on page 40 that you did not recognize a deferred tax liability for permanently reinvested foreign earnings. Please tell us the cumulative amount of the temporary difference and how you considered the disclosures required by FASB ASC 740-30-50-2.

Response No. 4:	We supplementally advise the Staff that at August 31, 2012, undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $12.2 million for which a deferred tax liability has not been recognized. To the extent applicable in future filings of Forms 10-K, we will include the following language in the notes to the consolidated financial statements:

“The Company does not intend to repatriate earnings of its foreign subsidiaries and accordingly, has not provided a U.S. deferred income tax liability on these undistributed earnings that are indefinitely reinvested. The Company would recognize a deferred income tax liability if the Company were to determine that such earnings are no longer indefinitely reinvested. At August 31, XXXX, undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $XX million. Determination of the estimated amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.”

Mr. Martin James

Securities and Exchange Commission

January 29, 2013

Note L. Commitment and Contingencies, page 45

Comment No. 5:	We note your disclosure in the first paragraph of the section regarding various legal proceedings. Please clarify whether this includes your environmental remediation matters. While you state that you believe that the outcome of such matters will not have a material adverse effect on your business or financial condition, please tell us whether you expect these matters to have a material effect on your results of operations and cash flows.

Response No. 5:	With respect to the first paragraph referenced above, we advise the Staff that the Company’s reference to commercial litigation, employment disputes, administrative proceedings and other legal proceedings does not include environmental remediation matters, which are further addressed in the paragraphs that follow the first. We further advise the Staff that we do not expect these current proceedings (exclusive of environmental remediation matters), individually or in the aggregate, to have a material effect on the business, financial condition, results of operations or cash flows of the Company. To the extent applicable in future filings, we will modify our disclosure as follows:

“In the ordinary course of its business operations, the Company is involved, from time to time, in commercial litigation, employment disputes, administrative proceedings and other legal proceedings. The Company has established accruals for certain proceedings based on an assessment of probability of loss. The Company believes that any potential loss in excess of the amounts accrued would not have a material effect on the business or its consolidated financial statements. Such proceedings are exclusive of environmental remediation matters which are discussed separately below.”

Comment No. 6:	Further, with respect to your remediation efforts for groundwater at and near your Lindsay, Nebraska facility, please tell us what prompted the company to assess further potential site remediation and containment actions in the first quarter of fiscal 2012, as opposed to doing so in an earlier period. Please explain to us in more detail how you determined the amount of the accrual of $7.2 million and summarize the major components of that accrual. Discuss the factors which caused the significant increase in the amount accrued in fiscal 2012, as compared to fiscal 2011.

Mr. Martin James

Securities and Exchange Commission

January 29, 2013

Response No. 6:	The Company’s discussions with the U.S. Environmental Protection Agency (the “EPA”) have been an ongoing dialogue of alternative courses of actions for approximately 20 years. Throughout these discussions, the Company has accrued costs that have been determined to be probable and estimable at each reporting date.

In 2008, the Company and the EPA conducted a periodic five-year review on the remediation of the site contamination. As a result of this review, the Company’s ongoing discussions with the EPA became more focused on identifying and containing the boundaries of the contaminated groundwater as well as performing analysis and testing of potential solutions.

In April 2011, the Company, its consultants and the EPA agreed that the options evaluated up until that time were not viable solutions and the EPA requested that the Company focus on potential source area remediation options, which was a significant change in focus from the previous course of action. In May 2011, the Company’s environmental consultants began investigation and evaluation of alternatives for source area remediation with an expected delivery date for their recommendations and analysis of February 2012.

At August 31, 2011, the Company’s consolidated balance sheet included an environmental remediation accrual of $1.5 million, which was management’s best estimate of remediation costs based on the information available when the Form 10-K was filed on October 27, 2011. While there was ongoing evaluation and dialogue with the EPA and the Company’s environmental consultants as of August 31, 2011 and October 27, 2011, there was no proposed solution or identified remediation plans that were probable on either of those dates as there was uncertainty as to the path that would be taken. As a result, management determined that an accrual or range of losses specific to source area remediation alternatives could not be estimated when the Form 10-K was filed on October 27, 2011. In Note L to the consolidated financial statements included in our fiscal 2011 Form 10-K, we disclosed that meaningful estimates of costs or range of costs could not currently be made for all future remediation requirements. We also disclosed our expectation to meet with the EPA in fiscal 2012 to discuss more permanent or more clearly defined remediation solutions.

Near the end of November 2011, the Company received a preliminary recommendation and analysis from its environmental consultants, which was the first time that management had meaningful information about alternatives for source area remediation and estimated costs. Based on this preliminary evaluation, the Company’s previous interactions with the EPA and discussions with the environmental consultants, the Company

Mr. Martin James

Securities and Exchange Commission

January 29, 2013

estimated an additional $7.2 million in remediation and operating costs were likely to be incurred over the next 5 to 10 years. As the obligation could now be reasonably estimated, the Company accrued its best estimate of the anticipated cost of environmental remediation in the first quarter of fiscal 2012 even though the EPA had not provided approval on the action plan. The $7.2 million accrued during the first quarter of fiscal 2012 included approximately $4.7 million of costs for source area remediation activities and approximately $2.5 million for groundwater monitoring and ongoing operation and maintenance costs.

The Company continued discussions with the EPA and its environmental consultants throughout fiscal 2012. While the Company made its best estimate of probable costs using information available at August 31, 2012 and at the time the Form 10-K was filed on October 26, 2012, the EPA has not yet approved any remediation plan, and there remains uncertainty in the total amount of costs that may be incurred.

The Company’s financial and legal staff, including its General Counsel and its Chief Financial Officer, meet with the Company’s engineers, environmental consultants and outside legal counsel on a periodic basis to review the status of the ongoing discussions with the EPA and ongoing workplan results to assess the current status of the accrual related to the environmental remediation efforts to ensure that the accrual represents management’s best estimate of costs based on all information available.

Comment No. 7:	We note the disclosure in the first paragraph on page 46. Please tell us whether your accrual includes your estimate of the costs related to the expected additional testing and environmental monitoring and remediation that will be required in the future as part of your ongoing discussions with the EPA regarding the development and implementation of the remedial action plans. As part of your response, please discuss how you considered the disclosures required by FASB ASC 450-20-50-4(b).

Response No. 7:	We supplementally advise the Staff that the accrual recorded at August 31, 2012 includes an estimate for certain costs related to groundwater monitoring and ongoing operation and maintenance. However, the accrual does not include costs associated with potential additional testing and environmental monitoring and remediation that could be required in the future as part of the ongoing discussions with the EPA. Because these potential activities have not yet been defined and given the uncertainty in determining additional remediation and or testing and monitoring that may arise as a result of our ongoing discussion with the EPA, we do not believe that an estimate of actual costs that could be incurred beyond the amounts already accrued could be presented.

Mr. Martin James

Securities and Exchange Commission

January 29, 2013

To the extent applicable in future filings, we will disclose that we are unable to estimate the cost of potential additional testing and environmental monitoring and remediation that could be required as a result of ongoing discussions with the EPA and accordingly have not accrued for these amounts.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (402) 827-6579.

Sincerely,

LINDSAY CORPORATION

By:	/s/ JAMES C. RAABE
James C. Raabe
Vice President and Chief Financial Officer
(on behalf of the registrant and as principal financial officer)